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                                       The Official Committee of Bondholders
                                       of Harrah's Jazz Company



To the Holders of 14 1/4% First Mortgage Notes due 2001 of Harrah's Jazz Company and
Harrah's Jazz Finance Corporation:



                                                              February 28, 1997

         The official committee (the "Bondholders Committee") appointed in the chapter 11 cases of Harrah's Jazz Company and Harrah's Jazz Finance Corporation (the "Debtors") to represent the holders of the Debtors' 14 1/4% First Mortgage Notes due 2001 (the "Bondholders") strongly urges all Bondholders to carefully review the enclosed Third Amended Disclosure Statement (the "Disclosure Statement") submitted by the Debtors, Harrah's New Orleans Investment Company, and Harrah's Entertainment, Inc. (the "Proponents"). This Disclosure Statement includes and describes the Proponents' Third Amended Plan (the "Plan") filed on February 28, 1997 with the Bankruptcy Court in New Orleans, Louisiana in the Debtors' chapter 11 cases.

         The Bondholders Committee supports the Plan and believes that acceptance of the Plan is in the best interests of the Bondholders. Accordingly, each member of the Bondholders Committee intends to vote in favor of the Plan and urges all Bondholders to vote in favor of the Plan on the enclosed ballot in accordance with the instructions contained on the ballot.

         In addition, the Plan offers all Bondholders the opportunity to elect to release certain claims against certain entities and individuals and assign certain claims to Jazz Casino Corporation ("JCC"), Harrah's Jazz Company's successor under the Plan, in exchange for receiving additional consideration as more fully described in the Plan and Disclosure Statement. Included with the enclosed ballot are instructions concerning election of such releases and assignment of claims to JCC. The Bondholders Committee supports the releases and assignment of claims proposed by the Plan and each member of the Bondholders Committee intends to elect such releases and assignment of claims.


                                       THE OFFICIAL COMMITTEE OF BONDHOLDERS
                                       OF HARRAH'S JAZZ COMPANY